SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby clarifies to its shareholders and the market in general what follows, that the news entitled “Court of Accounts wants the government to reduce the burden of Angra 3 on energy bills”, published by Valor Econômico, as of today, containing incorrect affirmations about the resumption of the Nuclear Power Plant Angra 3 (“UTN Angra 3”) and on the reference price approved by CNPE - National Energy Policy Council:

Firstly, it is not correct to state that the entry into operation of UTN Angra 3 will burden the Brazilian consumer. On the contrary, the tariff cap established for the energy of the said plant is R$ 480/MWh, while the level 2 tariff flag, for example, which determines the activation of more expensive thermoelectric plants, in 2018, reached R$ 770/MWh. In addition, the Brazilian thermal park has a capacity of about 20,000 MW. Approximately 14,000 MW are sold at a higher tariff than that suggested for the UTN Angra 3 plant. This means that the price of energy from UTN Angra 3 is significantly competitive for the brazilian reality.

It is worth mentioning that the tariff of R$ 480/MWh for Angra 3 is a reference cap value, which can be reduced depending on the business model adopted for the conclusion of the undertaking, having been hired the BNDES – Banco Nacional do Desenvolvimento Econômico e Social for this work and will, when completed, be presented to the CPPI – Conselho do Programa de Parcerias de Investimentos da Presidência da República and Eletrobras.

Also, it is not true the statement mentioned in the newspaper that “the government is punishing consumers for management failures and corruption at the plant. The total cost of Angra 3 already exceeds by 40% what was spent to set up Angra 2”. It is worth remembering that the Angra 2 Nuclear Power Plant was built during the most favorable exchange rate in the country's recent history (around US$/R$ 1.21 between 1994 and 2000) and the reference rate for UTN Angra 3, based on June 2018, it is US$/R$ 3.77, generating a difference of 211%.

Equally, the price of a new development like UTN Angra 3 is not comparable with that of the Angra 2 Nuclear Plant, a plant with more than 20 years of depreciation, or with the tariff of the Angra 1 Nuclear Plant, which is almost totally depreciated.

Regarding the financial situation of Eletrobras Termonuclear S.A. (“Eletronuclear”), subsidiary responsible for UTN Angra 3, we clarify that there is no default with the payments of UTN Angra 3 financing from BNDES and Caixa Econômica Federal, in addition to having its balance sheets regularly independently audited by its independent auditors and control bodies. Additionally, it is worth noting that, unlike what the report deals with, Eletronuclear has had positive net equity since the Financial Statements for the year ended December 31, 2018.

The decision to resume UTN Angra 3 was already included in the Ten-Year Energy Plan (PDE) 2026, released in 2017 by the Ministry of Mines and Energy, preceding the Eletrobras privatization project, by capitalizing the holding and segregating Eletronuclear. In addition, it is important to remember that all Decennial Energy Plans in the country are submitted to public consultation processes and, in relation to PDE 2026, no reservations, objections or opposition from society in relation to the mentioned project were identified.

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The conclusion of UTN Angra 3 is fundamental for the country, especially with regard to energy security, since thermonuclear plants operate with high capacity factors, which exceed 90% of their nominal power. Nuclear power plants, being a source of basic energy and not polluting and not generating greenhouse gases, offer an important alternative to meet the demand of the electrical system for capacity and carbon abatement, demands with increasing tendency in Brazil and in the world, due to the increased participation of intermittent renewable energies and the search for a reduction in the use of fossil fuels to mitigate climate change.

The nuclear alternative to meet these demands is particularly relevant for Brazil, a country that has excellent attributes in the sector such as large uranium reserves, technological mastery of the nuclear fuel production stages and technical training and practical experience in the design, construction and operation of nuclear power plants.

Rio de Janeiro, February 19, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and projections that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and projections refer only to the date they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.